UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 08680 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.M. Manning & Co., Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 E Eashington St. Suite B

(No. and Street)

Greenville             SC             29601-2835

(City)               (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nelson Battle Arrington, III             (864) 232-9576

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201   Sugar Land      TX      77478

(Address)              (City)             (State)             (Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

## OATH OR AFFIRMATION

I, _____ Nelson Battle Arrington, III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ V.M. Manning & Co., Inc. _____ , as of _____ December 31 _____ , 20 _18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

*Nelson B Arrington III*
Signature

*President*
Title

*Faye B. Hall*

My Commission Expires
Notary Public
June 21, 2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**V.M. Manning & Co., Inc.**

**Financial Statements and Supplemental Schedules**
**Required by the U.S. Securities and Exchange Commission**

**Including Independent Auditor's Report Thereon**


**For the Year-Ended December 31, 2018**

# Contents

**V.M. Manning & Co., Inc.**

**Independent Auditor's Opinion**

**For the Year-ended December 31, 2018**



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Director and Shareholder
V.M. Manning & Co., Inc.
211 E Washington Street, Suite B
Greenville, SC 29601

## Qualified Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of V.M. Manning & Co., Inc. (the "Company") as of December 31, 2018, and the related statement of comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, except for the valuation of coins as disclosed in Notes A and G, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

We were unable to obtain sufficient evidence regarding valuation of the Company's coins stated at $17,760 at December 31, 2018, which is included as an asset on the balance sheet as described in Notes A and G to the financial statements; nor were we able to satisfy ourselves as to the fair value of the coins by other auditing procedures.

## Basis for Qualified Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.



**Report on Supplementary Information**

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

**THAYER O'NEAL COMPANY, LLC**

*Thayer O'Neal Company, LLC*

We have served as V.M. Manning & Co., Inc.'s auditor since 2018.

Sugar Land, TX

May 9, 2019

**V.M. Manning & Co., Inc.**

**Financial Statements**

**For the Year-ended December 31, 2018**

## V.M. Manning & Co., Inc.
## Statement of Financial Condition
## As of and for the Year-Ended December 31, 2018

| | | | |
|---|---|---|---|
| Checking/Savings | | | |
| Bank of TR | 71,848 | | |
| Bank of TR2 | 81,907 | | |
| Schwab Bank Deposit Account | 36,912 | | |
| Total Checking/Savings | | 190,667 | |
| | | | |
| Other Current Assets | | | |
| Due from East Broad Tr | 824 | | |
| Due from Charles Schwab WAM | 45,353 | | |
| Due from Charles Schwab NBA | 61,041 | | |
| Total Other Current Assets | | 107,218 | |
| | | | |
| Total Current Assets | | | 297,885 |
| Other Assets | | | |
| Coins | 17,760 | | |
| Loan to Officer | 10,000 | | |
| Total Other Assets | | | 27,760 |
| | | | |
| TOTAL ASSETS | | | 325,645 |
| | | | |
| LIABILITIES & EQUITY | | | |
| Liabilities | | | |
| Current Liabilities | | | |
| Other Current Liabilities | | | |
| Payroll taxes due | | | |
| SC Unemp tax | 15 | | |
| Fed Unemp tax | 93 | | |
| Employer FICA w/h | 765 | | |
| Total Payroll taxes due | | 873 | |
| | | | |
| Comm NBA III | | | |
| Accrued Commissions NIII | 10,000 | | |
| Total Commissions NBA III | | 10,000 | |
| Total Other Current Liabilities | | | 10,873 |
| Total Current Liabilities | | | 10,873 |
| | | | |
| Total Liabilities | | | 10,873 |
| | | | |
| Equity | | | |
| Capital Stock | | 7,500 | |
| Retained Earnings | | 216,161 | |
| Net Income | | 86,136 | |
| Accumulated Other Comprehensive Income | | 4,975 | |
| Total Equity | | | 314,772 |
| | | | |
| TOTAL LIABILITIES & EQUITY | | | 325,645 |

The accompanying notes are an integral part of these financial statements.

**V.M. Manning & Co., Inc.**
**Statement of Comprehensive Income**
**As of and for the Year-Ended December 31, 2018**

| | | |
|---|---:|---:|
| **Income** | | |
| Interest Earned | 275 | |
| Mutual Fund Commissions | 23,111 | |
| Management Fees | 462,018 | |
| **Total Income** | | 485,404 |
| | | |
| **Expense** | | |
| Audit Fees | 2,000 | |
| Communications | 2,269 | |
| Dues & Subscriptions | 5,680 | |
| Floor Brokerage Fee | 1,053 | |
| Group Insurance | 31,224 | |
| Income To Salesmen | 286,798 | |
| Insurance | 6,805 | |
| Office Supplies | 1,274 | |
| Office Expenses | 496 | |
| Payroll Taxes | 22,181 | |
| Postage | 288 | |
| Professional Fees | 3,638 | |
| Rent | 16,570 | |
| Utilities | 2,407 | |
| Regulatory Fees | 4,524 | |
| Salaries | 6,000 | |
| Taxes & License | 6,059 | |
| **Total Expense** | | 399,268 |
| | | |
| **Net Income** | | 86,136 |
| | | |
| **Other Comprehensive Income** | | |
| Unrealized gains | (130) | |
| | | |
| **Comprehensive Income** | | 86,006 |

The accompanying notes are an integral part of these financial statements.

**V.M. Manning & Co., Inc.**
**Statement of Cash Flows**
**As of and for the Year-Ended December 31, 2018**

| | | | |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net Income | 86,136 | | |
| Adjustments to reconcile Net Income to net cash provided by operations: | | | |
| Due from East Broad Tr | 127 | | |
| Due from Charles Schwab WAM | 395 | | |
| Due from Charles Schwab NBA | 4,819 | | |
| Payroll taxes due:Fed Unemp tax | 51 | | |
| Net cash provided by Operating Activities | | 91,528 | |
| Net cash increase for period | | | 91,528 |
| Cash at beginning of period | | | 99,139 |
| Cash at end of period | | | 190,667 |

The accompanying notes are an integral part of these financial statements.

**V.M. Manning & Co., Inc.**
**Statement of Changes in stockholder's equity,**
**As of and for the Year-Ended December 31, 2018**

| | Common Stock | | Retained Earnings | Total Stockholder's Equity |
| --- | --- | --- | --- | --- |
| | Shares | Amount | Amount | Amount |
| Balance at January 1, 2018 | 7,500 | $7,500 | $221,266 | $228,766 |
| Net Income | - | - | $86,006 | $86,006 |
| Balance at December 31, 2018 | 7,500 | $7,500 | $ 307,272 | $ 314,772 |

The accompanying notes are an integral part of these financial statements.

## NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Mutual fund commission revenues and interest income are recorded by the Company on the date received by the Company. Management fees earned by the Company are accrued as of the end of the reporting period in which they are earned but not received.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return. We currently have a NOL carry-forward loss that exceeds our current income. The total amount of the NOL as of 12/31/18 was $128,469 and is available until 2028. Due to this there is no estimate for federal or state income taxes due.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents and coins (valued at the current market value of $17,670 as of 12/31/2018). Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the Company adjusted its net income to reflect an unrealized loss of $130 on the market value coins held on the balance sheet.

Concentrations

The Company has revenue concentrations; the company specializing in trades of mutual funds for its individual and institutional customers. The company also manages investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the Company is owed from an employee $10,000 on a non-interest bearing, unsecured loan. The Company also leases it office space from a related party at the current rate of $1,200 per month. The total rental payments to the related party were $14,400 for the year-ended December 31, 2018, which is included as a component of rent expense on the statement of comprehensive income.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2018, the Company had no other commitments or contingencies

NOTE F – RENT

The rent expense for the year was $16,570; which included $14,400 for office space rental (see NOTE D) and $2,170 for parking related expenses.

NOTE G – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

> Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets.

> Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money Market | $ - | $ - | $ - | $ - |
| Securities Owned | - | - | - | - |
| Coins Owned | - | 17,760 | - | 17,760 |
| | | | | |
| Total | $ - | $17,760 | $ - | $17,760 |

Fair values of assets measured on a recurring basis at December 31, 2018 are as follows:

| | Fair value at Reporting Date Using | |
|---|---|---|
| | Fair Value | Quoted Price in Active markets for Identical Assets (Level 1) |
| 12/31/18 | | |
| Money Market | $ - | $ - |
| Marketable Securities | - | - |
| Coins | 17,760 | 17,760 |
| Total | $17,760 | $17,760 |

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: unrealized gain of -$130.00.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

|  | **Fair value at Reporting Date Using** | |
|---|---|---|
|  | Carrying Value | Fair Value |
| 12/31/18 |  |  |
| Money Market | $ - | $ - |
| Marketable Securities | - | - |
| Coins | 17,760 | 17,760 |
| Total | $17,760 | $17,760 |

Cost and fair value of money market funds and marketable securities at December 31, 2018 are as follows:

|  | **Amortized Cost** | **Gross Unrealized Gain** | **Gross Unrealized Losses** | **Fair Value** |
|---|---|---|---|---|
|  |  |  |  |  |
| 12/31/18 |  |  |  |  |
| Held to Maturity: |  |  |  |  |
|    Marketable Securities | - |  |  | - |
|    Coins | $12,785 | $4,975 |  | $17,670 |
|  |  |  |  |  |
| Totals | $12,785 | $4,975 |  | $17,670 |

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE H – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 9, 2019 which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**V.M. Manning & Co., Inc.**

**Supplementary Information Pursuant to SEA Rule 17a-5**

**For the Year-ending December 31, 2018**

**V.M. Manning & Co., Inc.**
**Supplementary Computations Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2018**

## Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 314,772 |
| Non-allowable assets: | | |
| Prepaid Expenses | 0 | |
| Other Assets | 27,760 | |
| Fixed Assets | 0 | |
| Accounts receivable – other | 107,218 | (134,978) |
| Other Charges | | |
| Other | 0 | |
| Haircuts | 0 | |
| Undue Concentration | 0 | (0) |
| Net allowable capital | | $ 179,794 |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 725 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 174,794 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $ 10,873 |
| Percentage of aggregate indebtedness to net capital | 6.10% |

## Reconciliation of the Computation of Net Capital Under Rule 15c3-1

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2018 | $ 179,794 |
| Adjustments: | |
| Change in Equity (Adjustments) | 0 |
| Change in Non-Allowable Assets | 0 |
| Change in Haircuts | 0 |
| Change in Undue Concentration | 0 |
| Change in Other Haircuts | 0 |
| NCC per Audit | 179,794 |
| Reconciled Difference | $ 0 |

See accountant's audit report

**V.M. Manning & Co., Inc.**
**Supplementary Statements Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2018**

**Statement Related to Uniform Net Capital Rule**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1).  Net capital and the related net capital ratio may fluctuate on a daily basis.  At December 31, 2018, the Company had net capital of $179,794 which was $174,794 in excess of its required net capital of $5,000.  The Company's ratio of aggregate indebtedness to net capital was 6.10%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

**Statement Related to Exemptive Provision (Possession and Control)**

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(1).

**Statement Related to Material Inadequacies**

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5.  The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

**Statement Related to SIPC Reconciliation**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

**V.M. Manning & Co., Inc.**

**Supplementary Exemption Report Pursuant to SEA Rule 17a-5**

**As of and for the Year-Ended December 31, 2018**

**Independent Public Accountants Review Report on V.M. Manning & Co., Inc.'s Exemption**



Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

## Exemption: 15c3-3(k)(1)

Nelson Battle Arrington, III
V.M. Manning & Co., Inc.
211 E Washington Street, Suite B
Greenville, SC 29601

Dear Nelson Battle Arrington, III:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which V.M. Manning & Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. V.M. Manning & Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. V.M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.M. Manning & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

**THAYER O'NEAL COMPANY, LLC**

Thayer O'Neal Company, LLC

Sugar Land, TX

**May 9, 2019**

**V.M. Manning & Co., Inc.**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2018**

**Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**



**V.M. Manning & Co., Inc.**
211 E Washington Street, Suite B
Greenville, SC 29601

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, V.M. Manning & Co., Inc.;

1. Claims exemption 15c3-3(k)(1) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Nelson B Arrington III

Nelson Battle Arrington, III
President
V.M. Manning & Co., Inc.

V.M. Manning & Co., Inc. - (864) 232-9576 - nelsonarrington@vmmanning.com